EXHIBIT 99(a)

                          PRESS RELEASE

FOR IMMEDIATE RELEASE
WEDNESDAY
MARCH 15, 1995

CONTACT PERSON:  STACY DUCKETT
                 DIRECTOR, CORPORATE COMMUNICATIONS
                 (50) 688-8229

                   TCBY DECLARES CASH DIVIDEND

LITTLE ROCK, AR - March 15, 1995 - TCBY ENTERPRISES, INC. (NYSE:TBY) today announced the Board of Directors of the Company declared a $.05 per share cash dividend. This dividend is payable on April 7, 1995 to shareholders of record as of March 27, 1995.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, novelty products and custom foodservice vehicles, and markets refrigerated yogurt and foodservice equipment. The Company is the largest franchisor, licensor and operator of frozen yogurt stores in the world.

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